UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38269

PPDAI Group Inc.

Building G1, No. 999 Dangui Road

Pudong New District, Shanghai 201203

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PPDAI Group Inc.

By	/s/ Simon Tak Leung Ho
Name:	Simon Tak Leung Ho
Title:	Chief Financial Officer

Date: September 26, 2019

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.2—Notice of Annual General Meeting

Exhibit 99.3—Form of Proxy for Annual General Meeting

Exhibit 99.4—Ballot for Annual General Meeting